UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

___________________________________

FORM 8-K

CURRENT REPORT PURSUANT TO

SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): February 16, 2017

___________________________________

Bats Global Markets, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-37732	46-3583191
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8050 Marshall Drive, Suite 120

Lenexa, Kansas 66214

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (913) 815-7000

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

As previously disclosed, on September 25, 2016, CBOE Holdings, Inc., a Delaware corporation (“CBOE Holdings”), Bats Global Markets, Inc., a Delaware corporation (“Bats”), CBOE Corporation, a Delaware corporation and a wholly owned subsidiary of CBOE Holdings, and CBOE V, LLC, a Delaware limited liability company and a wholly owned subsidiary of CBOE Holdings, entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing, among other things, that, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) CBOE Corporation will merge with and into Bats, with Bats surviving as a wholly owned subsidiary of CBOE Holdings (the “Merger”), and (ii) following the completion of the Merger, the surviving corporation from the Merger will merge with and into CBOE V, LLC (the “Subsequent Merger”), with CBOE V, LLC surviving the Subsequent Merger and continuing as a wholly owned subsidiary of CBOE Holdings.

On February 16, 2017, Bats and CBOE Holdings issued a joint press release to announce that (a) all U.S. and European regulatory clearances and approvals relating to the transactions contemplated by the Merger Agreement have been received, (b) Bats and CBOE Holdings expect to complete the Merger on February 28, 2017 and (c) on February 16, 2017, the CBOE Holdings Board of Directors appointed three directors currently serving on the Bats Board of Directors -- Joe Ratterman, Chairman, Bats Global Markets, Inc., Chris Mitchell, Managing Director, Spectrum Equity, and Michael Richter, Co-Founder and former Chief Financial Officer, Lime Brokerage LLC -- to the CBOE Holdings Board of Directors effective upon the closing of the proposed transaction. In addition, Bats and CBOE Holdings announced in the joint press release that the deadline for Computershare Trust Company, N.A., the exchange agent for the Merger, to receive properly completed forms of election from Bats stockholders with respect to the form of merger consideration that such stockholders desire to receive in the Merger has been set for 5:00 p.m., New York City Time, on February 24, 2017. The Merger remains subject to the satisfaction of customary closing conditions. A copy of the joint press release is attached as Exhibit 99.1 and incorporated herein by reference.

Cautionary Statements Regarding Forward-Looking Information

This Current Report on Form 8-K contains certain statements regarding intentions, beliefs and expectations or predictions for the future of Bats and CBOE Holdings, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “seeks,” “projects” or words of similar meaning, or future or conditional verbs, such as “will,” “should,” “would,” “could,” “may” or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.

Actual results could differ materially from those projected or forecast in the forward-looking statements.  The factors that could cause actual results to differ materially include, without limitation, the following risks, uncertainties or assumptions: the satisfaction of the conditions precedent to the consummation of the proposed transaction; unanticipated difficulties or expenditures relating to the proposed transaction; CBOE’s ability to maintain an investment grade credit rating and obtain financing on the anticipated terms and schedule; risks relating to the value of CBOE’s shares to be issued in the transaction; disruptions of Bats’ and CBOE’s current plans, operations and relationships with market participants caused by the announcement and pendency of the proposed transaction; potential difficulties in Bats’ and CBOE’s ability to retain employees as a result of the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against Bats and CBOE following announcement of the proposed transaction; and other factors described in Bats’ final prospectus, which was filed with the SEC pursuant to Rule 424(b) on April 15, 2016, Bats’ quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 5, 2016, Bats’ quarterly report for the quarterly period ended September 30, 2016, which was filed with the SEC on November 8, 2016, CBOE’s annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2016, CBOE’s quarterly report for the quarterly period ended September 30, 2016, which was filed with the SEC on November 8, 2016, CBOE’s quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 2, 2016, and other filings made by Bats and CBOE from time to time with the SEC.

Neither Bats nor CBOE undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information Regarding the Transaction and Where to Find It

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities. This Current Report on Form 8-K is being made in respect of the proposed merger transaction involving Bats, CBOE, CBOE Corporation and CBOE V, LLC. In connection therewith, Bats filed with the SEC on December 12, 2016 a definitive joint proxy statement/prospectus dated December 9, 2016, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. Bats and CBOE commenced mailing of the definitive joint proxy statement/prospectus to Bats stockholders and CBOE stockholders on December 12, 2016. BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF BATS AND/OR CBOE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of Bats and CBOE, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132. Copies of the documents filed with the SEC by CBOE will be available free of charge on CBOE’s website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE’s Investor Relations Department at (312) 786-7136.

Item 9.01. Financial Statements and Exhibits.

Exhibit Number	Description of Exhibit

99.1	Joint press release issued by Bats Global Markets, Inc. and CBOE Holdings, Inc. on February 16, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BATS GLOBAL MARKETS, INC.

	By:	/s/ Eric Swanson
Eric Swanson
Executive Vice President and General Counsel
Date: February 16, 2017

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Joint press release issued by Bats Global Markets, Inc. and CBOE Holdings, Inc. on February 16, 2017